U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 40-F

(Check One)
☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934 or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2001 Commission File Number 001-13475

Ritchie Bros. Auctioneers Incorporated
(Exact Name of Registrant as Specified in Its Charter)

Not Applicable	Canada	Not Applicable
(Translation of Registrant’s Name Into English (if Applicable)	(Province or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number (if Applicable)

7389

(Primary Standard Industrial Classification Code Number (if Applicable)

6500 River Road, Richmond, British Columbia V6X 4G5  (604) 273-7564

(Address and Telephone Number of Registrant’s Principal Executive Offices)

Lawco of Oregon, Inc. 1211 S.W. Fifth Avenue, Suite 1500, Portland, Oregon 97204-3715  (503) 727-2000

(Name, Address (Including Zip Code) and Telephone Number (Including Area Code) of Agent For Service in the United States)

     Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

Common Shares	New York Stock Exchange

     Securities registered or to be registered pursuant to Section 12(g) of the Act:

Not Applicable

(Title of Class)
     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Not Applicable

(Title of Class)
     For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Common Shares: 16,767,230

     Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Act. If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes ☐ 82-	No ☒

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

SIGNATURES

      Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

RITCHIE BROS. AUCTIONEERS INCORPORATED

By:	/s/ ROBERT S. ARMSTRONG

Name: Robert S. Armstrong
Title: Corporate Secretary

Date: April 23, 2002

EXHIBIT INDEX

Sequentially
Exhibit No.	Description	Numbered Pages

1.	Annual Information Form of the Registrant dated April 23, 2002 (which includes Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2001).

2.	The following audited consolidated financial statements of the Registrant, together with the independent auditors’ report dated February 15, 2002 of KPMG LLP, Chartered Accountants:

a. Consolidated Statements of Income for the years ended December 31, 2001, 2000 and 1999.

b. Consolidated Balance Sheets as of December 31, 2001 and 2000.

c. Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2001, December 31, 2000 and 1999.

d. Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2000 and 1999.

e. Notes to Consolidated Financial Statements (which includes reconciliation with United States generally accepted accounting principles).

3.	Consent dated February 15, 2002 of KPMG LLP, Chartered Accountants.

EXHIBIT NO. 1

RITCHIE BROS. AUCTIONEERS INCORPORATED

ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2001

April 23, 2002

Ritchie Bros. Auctioneers Incorporated

6500 River Road
Richmond, British Columbia
Canada V6X 4G5
(604) 273-7564
www.rbauction.com

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TABLE OF CONTENTS

Page

Definitions	1-3
The Company	1-4
Overview	1-4
History and Development of the Business	1-5
Industry	1-5
Competitive Advantages	1-6
Growth Strategies	1-7
Operations	1-9
Marketing and Sales	1-11
Competition	1-12
Facilities	1-12
Employees	1-13
Governmental and Environmental Regulations	1-13
Legal Proceedings	1-14
Selected Consolidated Financial Information	1-15
Three Year Summary	1-15
Segmented Information	1-16
Dividend Policy	1-16
Management’s Discussion and Analysis of Financial Condition and Results of Operations	1-17
Overview	1-17
Results of Operations	1-18
Liquidity and Capital Resources	1-19
Recent Accounting Pronouncements	1-20
Forward-Looking Statements	1-20
Risk Factors	1-21
Market for Securities	1-24
Directors and Officers	1-24
Additional Information	1-25

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DEFINITIONS

      Unless the context otherwise requires, “Ritchie Bros.” or the “Company” refers to Ritchie Bros. Auctioneers Incorporated and its predecessor entities, either alone or together with its subsidiaries. Unless otherwise specified, references to years are references to calendar years and references to quarters are references to calendar quarters. All dollar amounts are denominated in U.S. Dollars.

      As used in this Annual Information Form,

•	“auction revenues” include commissions earned from consignors through both straight commission and gross guarantee contracts, plus the net profit on the sale of lots purchased and sold by the Company as principal;

•	“bidder” refers to a person or company that registers to bid at an auction;

•	“buyer” refers to a person or company that makes the highest bid on a particular lot and is therefore the purchaser of that lot;

•	“Common Shares” means the common shares, without par value, of the Company;

•	“consignor” refers to a person or company that is selling a lot or lots at an auction;

•	“Forke” refers to Forke, Inc. and its predecessor entities, either alone or together with its subsidiaries;

•	“gross auction sales” represent the aggregate selling prices of all lots sold at an auction or auctions; and

•	“lot” refers to an item being sold at auction.

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This Annual Information Form contains forward-looking statements that involve risks and uncertainties.

For further information, refer to the “Forward-Looking Statements” in the Management’s Discussion and Analysis of Financial Condition and Results of Operations.

THE COMPANY

      Ritchie Bros. Auctioneers Incorporated was amalgamated on December 12, 1997 under, and is governed by, the Canada Business Corporation Act. The registered office of the Company is located at 1300 — 777 Dunsmuir Street, Vancouver, British Columbia, Canada V7Y 1K2. The Company’s executive office is located at 6500 River Road, Richmond, British Columbia, Canada V6X 4G5 and its telephone number is (604) 273-7564. The Company maintains a website at www.rbauction.com.

      The following diagram illustrates the primary intercorporate relationships of the Company and its principal operating subsidiaries:

Notes:

1.	Ritchie Bros. Holdings Ltd. is a corporation continued under the laws of Canada.

2.	Ritchie Bros. Holdings Inc. is a corporation amalgamated under the laws of the state of Washington, U.S.A.

3.	Ritchie Bros. Auctioneers (Canada) Ltd. is a corporation incorporated under the laws of Canada.

4.	Ritchie Bros. Properties Ltd. is a corporation incorporated under the laws of Canada.

5.	Ritchie Bros. Auctioneers B.V. is a corporation incorporated under the laws of The Netherlands.

6.	Ritchie Bros. Auctioneers Limited is a corporation incorporated under the laws of Cyprus.

7.	Ritchie Bros. Auctioneers (America) Inc. is a corporation incorporated under the laws of the state of Washington, U.S.A.

8.	Ritchie Bros. Properties Inc. is a corporation incorporated under the laws of the state of Washington, U.S.A.

Overview

      Ritchie Bros. is the world’s leading auctioneer of industrial equipment, operating through more than 90 locations in North and Central America, Europe, Asia, Australia, Africa and the Middle East. The Company sells, through public auctions, a broad range of used industrial equipment, including equipment used in the construction, transportation, mining, forestry, petroleum and agricultural industries.

      Ritchie Bros. conducts its auctions on an unreserved basis. There are no minimum prices and consignors are not permitted to bid on their own equipment or in any way artificially affect selling prices. Every item is sold to the highest bidder on the day of the auction.

      The Company’s worldwide marketing efforts and reputation for conducting fair auctions enable Ritchie Bros. to attract a broad international base of customers to its auctions, thereby providing a global marketplace that can transcend local market conditions. Management believes that the Company’s reputation and leading market position, as well as the breadth and international composition of the customers at

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Ritchie Bros.’ auctions, result in a greater volume of consigned equipment and higher gross auction sales than in other auction venues.

History and Development of the Business

      Ritchie Bros. held its first major industrial auction in 1963, selling over $600,000 worth of construction equipment in Radium, British Columbia. While the Company’s early auction sales were held primarily in Western Canada, Ritchie Bros. expanded eastward through the 1960’s.

      By 1970, the Company had established operations in the U.S. and held its first U.S. sale in Beaverton, Oregon. Throughout the 1970’s and 1980’s, additional auctions were held across Canada and in an increasing number of American states. In 1987, the Company held its first European auctions in Liverpool, U.K. and Rotterdam, the Netherlands. Ritchie Bros.’ first Australian auction was held in 1990. This was followed by expansion into Asia and subsequent sales in countries including Japan, the Philippines and Singapore. The Company held its first Mexican auction in 1995 and its first Middle Eastern auction, in Dubai, U.A.E. in 1997.

      In 1994, Ritchie Bros. introduced its prototype auction facility, opening new permanent auction sites in Fort Worth, Texas and Olympia, Washington that represented significant improvements over the facilities being used at the time by industrial equipment auctioneers. The Company has since constructed similar buildings in various locations in Canada, the U.S., Europe, Australia, Asia and the Middle East.

      The Company has always used available technologies to augment its live auctions and enhance customer service. Ritchie Bros. maintains a website at www.rbauction.com and has been active on the Internet since 1996 when it introduced its first website as a marketing tool, allowing the Company to communicate with international customers who otherwise would not have timely access to auction information. The Company’s current website provides customers with a wide range of features, giving customers current information about the equipment consigned to upcoming Ritchie Bros. auctions and access to historic selling prices. The site also facilitates Internet-based proxy bidding, on-line consignments, the ability to broadcast live auctions, and allows qualified bidders to participate in certain auctions, live and in real-time.

      In March 1998, Ritchie Bros. completed its initial public offering (the “IPO”) of Common Shares, selling 3,335,000 Common Shares at $17.00 per share. The Company allocated the net proceeds of approximately $54.0 million to the acquisition and development of additional permanent auction sites, the replacement or upgrade of certain existing permanent sites and general corporate purposes. Ritchie Bros.’ Common Shares trade on the New York Stock Exchange under the ticker symbol “RBA”.

      Since the IPO in 1998, the Company has dramatically increased the size of its sales force, and by the end of 2001 had 194 sales representatives calling on equipment owners around the world. The Company has added aggressively to its network of auction sites and now has 21 permanent auction sites (on land owned by Ritchie Bros.), and 5 regional auction units (on land leased by Ritchie Bros.) around the world. Many of the sites are equipped with painting and refurbishing facilities.

Industry

      Ritchie Bros. operates in the auction segment of the used equipment marketplace. It is estimated by industry observers that there is approximately $1 trillion of used industrial equipment in circulation worldwide, and that an estimated $100 billion of that equipment changes ownership each year. Of this total, only a fraction is currently traded through auctions, with the majority being sold directly or through dealers and brokers. The international used equipment market includes both mobile and stationary equipment and trucks and trailers produced by manufacturers such as Caterpillar, Hitachi, Ingersoll Rand, John Deere, Kenworth, Komatsu, Mack and Volvo for the construction, mining, forestry, petroleum, agriculture and transportation industries, among others. Examples of industrial equipment include crawler tractors, excavators, loader backhoes and wheel loaders. Much of the equipment can be used in multiple industries and in diverse geographic locations.

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      Growing Market for Used Industrial Equipment. The international used industrial equipment market continues to grow as a result of the increasing, cumulative supply of used equipment, which is driven by the substantial ongoing production of new industrial equipment by the major manufacturers.

      Growth of the Auction Segment of the Used Industrial Equipment Market. The industrial equipment auction market has grown in recent years, as evidenced by the Company’s own gross auction sales. Management believes that auctions represent an increasingly popular distribution channel for industrial equipment for the following reasons:

•	The ability of auctioneers to market a wide range of equipment and related assets and therefore offer a comprehensive service to buyers and sellers.

•	The increasing preference of sellers to access the auction marketplace in order to achieve a sale quickly and to maximize proceeds.

•	The ability of auctioneers to deliver high net proceeds on the sale of equipment.

•	The convenience of the auction marketplace to buyers, who often want to purchase many different types of equipment produced by different manufacturers.

      Attractiveness of Industrial Equipment Auction Market. In addition to the growth of both the used equipment market and the auction segment of that market, management believes that there are certain compelling characteristics of the industrial equipment auction business model:

•	The industrial equipment auction business is relatively insulated from cyclical economic trends. In many cases, economic fluctuations or downturns can lead to increased levels of used equipment for consignment, and in greater demand for used, rather than new, equipment. For example, Ritchie Bros.’ gross auction sales increased during the economic recessions of the 1980’s and 1990’s as well as during 2001.

•	Industrial equipment auctioneers typically are not restricted to selling lines of equipment provided by a particular manufacturer or manufactured for a particular industry, or to holding auctions in particular geographic regions. As a result, auction companies can respond quickly to changing market forces and address a variety of customer demands.

•	Auction companies do not typically bear the risks associated with holding inventory over extended periods.

•	The industrial equipment auction industry is highly fragmented and no other industrial auctioneer conducts auctions on a global scale similar to Ritchie Bros.

•	Used industrial equipment is well-suited to the auction method of buying and selling because items of used equipment cannot be valued on a commodity basis. The unreserved auction method gives buyers and sellers confidence that the equipment has traded for a fair market price.

Competitive Advantages

      Ritchie Bros. has several key strengths that provide distinct competitive advantages. Management believes that these advantages have enabled the Company to attract an increasing number of consignors and bidders to its auctions, thereby achieving significant and profitable growth.

      Reputation for Conducting Only Unreserved Auctions. Management believes that the Company’s highly publicized commitment to fair dealing and the unreserved auction process is a key contributor to the Company’s growth and success. All Ritchie Bros. auctions are unreserved, meaning that there are no minimum prices; each and every item is sold to the highest bidder on the day of the auction. Each consignor is prohibited by contract from bidding on its own consigned items at the auction or in any way artificially affecting the auction result. In addition, the Company adheres to a policy prohibiting it from artificially affecting the auction result by bidding on any items being auctioned. Each bidder has confidence that if he or she makes the highest bid for an item, even if that bid is less than the item’s anticipated sale price, the item

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will be sold to that bidder. Management believes that Ritchie Bros.’ reputation for conducting only unreserved auctions is a major reason why bidders are willing to travel to a Ritchie Bros. auction, making the Company’s commitment to the unreserved auction method a significant competitive advantage.

      Ability to Transcend Local Market Conditions. Ritchie Bros. markets each auction to a global customer base of potential bidders. Because bidders are willing to travel between regions and countries in order to attend Ritchie Bros.’ auctions, consignors have confidence that they will receive the world market price for their equipment. Due to the Company’s ability to attract a global bidding audience, the market conditions of the local region do not necessarily dictate the results of its auctions. Buyers from outside the region in which the auction is being held may account for 50% or more of the gross auction sales at a Ritchie Bros. auction. Management believes that this breadth of participants generally enables Ritchie Bros. to transcend local market conditions and to sell equipment at world market prices.

      International Scope. Ritchie Bros. has substantial expertise in marketing, assembling and conducting auctions in new international markets. The Company has experience in currency exchange risk management, import and export regulatory issues, local political and economic issues, licensing and other regulatory requirements, and cultural and business traditions in the international markets in which it operates. Ritchie Bros. has conducted auctions in 19 countries and regularly holds auctions in North America, Europe, Asia, Australia and the Middle East.

      Proprietary Databases. Ritchie Bros. maintains sophisticated databases containing information on over one million pieces of equipment sold at auctions around the world, detailed information regarding new equipment prices, and listings of stolen equipment. These databases and the Company’s centrally-controlled appraisal process gives the Company the confidence to offer consignors gross guarantee and outright purchase contracts and enables the Company to manage the risks associated with such contracts. Together with the Company’s unique and comprehensive information regarding the flow of equipment coming to market, these databases give Ritchie Bros. the opportunity to identify market trends and develop marketing initiatives in response to those trends.

      The Company also maintains a proprietary customer information database containing information regarding potential bidders. This database contains detailed information on over 350,000 companies and individuals from over 190 countries, including each customer’s auction attendance, trade association memberships, buying and travel habits, and sales tax and banking information. This database allows the Company to identify potential customers that might be interested in the equipment being sold at any particular auction.

      Size and Financial Resources. Ritchie Bros. is the world’s leading auctioneer of industrial equipment. In addition to its strong market position, the Company also has the financial resources to offer gross guarantee and outright purchase contracts, invest in new technologies and expand into new markets. Management believes that these are significant competitive advantages.

      Dedicated and Experienced Workforce. Ritchie Bros.’ dedicated and motivated employees are an important strength of the Company. The Company has over 550 full-time employees. All employees participate in a performance bonus plan tying their overall compensation to corporate and personal performance, and none are compensated on a commission basis.

Growth Strategies

      Ritchie Bros. intends to continue its growth primarily by further commitment to markets and regions that the Company has already explored and developed, and in which the Company expects to be profitable, and additionally by moving into new areas in stages. Some of the key elements of Ritchie Bros.’ growth strategy are highlighted below.

1.   Increase the Customer Base

      The Company has a database of over 350,000 companies and individuals in over 190 countries, and is continually working to expand it.

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2.   Expand the Network of Auction Sites

      The Company plans to continue expanding its international network of auction facilities. In most cases, a five-stage approach is followed:

      Stage 1: Identify patterns of bidder travel and the regions that are home to new bidders and equipment owners.

      Stage 2: Hold auctions at temporary “off-site” locations in those regions in order to introduce the Company’s auctions to more people.

      Stage 3: Establish a modest sales office and staff it with one or two territory managers, who will develop the region, hold additional off-site auctions and source equipment for other sites.

      Stage 4: Develop a Regional Auction Unit. At this stage the Company typically leases a yard, deploys additional people and generally holds auctions every three to six months.

      Stage 5: In areas where the Company’s market assessment leads it to expect an appropriate return on investment, the Company purchases land and constructs purpose-built auction facilities. These Permanent Auction Sites allow Ritchie Bros. to hold larger auctions with lower costs.

      By establishing itself in its local market and by holding frequent and regularly scheduled auctions at its permanent site, the Company is able to enhance its profitability. The Company is currently proceeding with several site development projects. In 2002, the Company expects to open new permanent auction sites, primarily to replace existing auction sites, in Orlando, Florida; Phoenix, Arizona; Edmonton, Alberta; and Prince George, British Columbia.

3.   Expand Geographic Reach

      The Company intends to continue the geographic expansion of its operations by establishing additional auction operations in markets where it has developed a strong long-term presence and increasing its presence in newer markets. Regions outside North America represent the majority of the global marketplace for used industrial equipment and management believes that these markets offer growth opportunities for Ritchie Bros. However, in the near term, management expects the majority of its growth to come from the United States and, increasingly, from Europe. Asia remains a very challenging market due to the economic conditions and depressed purchasing power throughout the region.

4.   Expand into Related Markets

      To increase sales of agricultural equipment and over-the-road trucks and trailers, the Company has been hiring people with expertise in both of these market segments and adding “truck days” and “ag days” to some of its auctions. Both segments are complementary to Ritchie Bros. core business and allow it to increase the utilization of its auction facilities.

5.   Recruit, Train and Develop the Best People

      Closely related to its other growth strategies is the Company’s plan to build and train its team of sales representatives and support personnel. While management intends to hire additional people in 2002, the focus is shifting from growing the team to improving productivity.

6.   Use the Internet to Enhance our Business

      The Internet is a valuable tool that the Company uses to differentiate itself from competitors. The Company’s strategy is to use the Internet to enhance, rather than replace, its auctions.

      Ritchie Bros. is launching its rbauctionBid-Live service in 2002. This service allows qualified bidders to participate over the Internet in certain auctions, live and in real-time. This service is a complement to the rbauctionBid-Proxy service that has been in place since 1999 and which allows bidders to place proxy bids via the Internet.

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      The Company also offers the rbauctionRe$ults service, giving customers access to historic auction results.

7.   Improve Salesforce Productivity

      Historically, the Company’s sales team generated an average of $8 million in gross auction sales per person. Over the last three years the sales force has grown at an accelerated rate and the average gross auction sales per person has decreased to approximately $6.6 million. Management plans to improve this number over the next few years as the newer members of the salesforce develop the relationships needed to generate consignments. In addition management plans to strategically realign some territories and introduce a new customer relationship management system to help the sales team service their customers more efficiently and effectively.

8.   Improve Margins

      The growth in gross auction sales over the past three years has not kept pace with the expansion of the salesforce and facilities; however, infrastructure investments made in recent years have provided the potential for significant operating leverage. Management hopes to achieve sales growth without an equivalent increase in costs, thereby generating higher margins.

      In addition, to recover some of the costs incurred by Ritchie Bros. in handling the large number of labour intensive but low-value lots sold in their auctions, as of January 1, 2002, the Company will be charging successful buyers of lots selling for $2,500 or less, a fee of 10% of the selling price (for auctions conducted in currencies other than US dollars, the threshold amount is 2,500 in the currency of the auction). It is expected that this will affect about 50% of the lots sold but only about 3% of the gross auction sales.

Operations

      Ritchie Bros. auctions are conducted by employees based at the Company’s offices in North and Central America, Europe, Asia, Australia, Africa and the Middle East. In 2001, approximately 78% of the Company’s auctions were held at permanent auction sites or regional auction units. The remaining 22% were “off-site” auctions, typically held on leased or consignor-owned land. The decision of whether to hold a particular auction at a Ritchie Bros. site or at an off-site location is driven by the nature, amount and location of the equipment to be sold.

      The Company typically holds over 120 auctions a year in locations around the world. A Ritchie Bros. auction typically brings together more than 1,000 buyers and sellers from multiple regions. Every Ritchie Bros. auction, regardless of location, is conducted in a consistent manner so that bidders from one country are comfortable attending an auction in another country.

      In 1994, the Company developed a specialized auction site design as a model for its permanent sites. To date, this model and variations on it have been used to construct sites in several locations in North America as well as Europe, Australia, Asia and the Middle East. The main building on each site typically consists of up to 33,000 square feet including offices, covered theatre style seating for up to 900 bidders, an auction display area, space for bidder registration, catering and restrooms, and meeting areas for representatives from transportation companies, finance companies and customs brokers.

      Management believes that Ritchie Bros.’ auctions generally draw a larger number of bidders than most other industrial equipment auctions. The large bidder audiences, including international bidders, increases the likelihood of world market prices being achieved, thereby maximizing the proceeds on the sale of equipment. Greater volume and selection of consigned equipment at an auction, in turn, attracts more bidders to the auction in a process that is self-reinforcing. The following are some of the key elements of Ritchie Bros.’ auction process:

      Attracting the Bidders. The Company’s customer database contains comprehensive and detailed information regarding potential bidders that, in the view of management, significantly enhances the Company’s ability to effectively market its auction services. This proprietary database contains information on over 350,000 companies and individuals from over 190 countries including each customer’s auction

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attendance, trade association memberships, buying and travel habits and sales tax and banking information. This database allows the Company to identify which customers might be interested in the equipment being sold at a particular auction. Typically, prior to each auction, approximately 50,000 strategically selected customers receive full-color auction brochures for that particular auction. In conjunction with this direct mail campaign, the Company conducts targeted regional and industry-specific advertising and marketing campaigns. In addition, information about all of the consigned equipment is posted on the Ritchie Bros. web site where potential bidders can review the information and selected photographs.

      Management believes that assembling a wide selection of equipment displayed in a central location is a critical element of a successful auction of used equipment. The Company’s carefully planned layout of the auction yard enables bidders to evaluate and compare the equipment. Easy access to the equipment, repair records and other relevant information allows bidders to determine the fair value of the equipment and bid with confidence.

      Attracting the Equipment. The Company solicits equipment consignments of any magnitude, ranging from single pieces of equipment consigned by local owner-operators to large equipment fleets offered by multi-national consortiums upon the completion of major construction projects. While the majority of the Company’s gross auction sales comes from items that sell for less than $100,000, the Company also sells items with values exceeding $500,000. For substantial consignments, Ritchie Bros.’ comprehensive services typically begin with an equipment appraisal that gives the prospective consignor a reliable and credible estimate of the value of the appraised equipment.

      Ritchie Bros.’ willingness to take consignment of a customer’s full equipment fleet (and all ancillary assets, including inventories, parts, tools, attachments and construction materials), rather than only the most desirable items, is another important service offered by Ritchie Bros. to the consignor.

      Attractive Contract Options. Ritchie Bros. offers consignors several contract options to meet their individual needs. These can include a straight commission contract whereby the seller receives the gross proceeds on the sale minus an agreed commission rate, as well as alternate arrangements including guaranteed proceeds or an outright purchase of the equipment.

Straight Commission. Under a straight commission consignment, Ritchie Bros. earns a commission based on the auction sale price of the equipment. The commission rate is negotiated on a consignor-by-consignor basis. Straight commission consignments typically represent approximately three quarters of the Company’s gross auction sales.

Gross Guarantee. Under this type of consignment, Ritchie Bros. guarantees the consignor a minimum level of gross sale proceeds, regardless of the actual results of the auction. When the Company guarantees gross proceeds, it earns a commission on the guaranteed amount and typically participates in a negotiated percentage of any proceeds in excess of the guaranteed amount. If auction proceeds are less than the guaranteed amount, the Company would not earn its full commission or, if sufficiently lower, the Company would incur a loss.

Outright Purchase. Under the outright purchase method, Ritchie Bros. purchases the equipment from the consignor and then auctions the equipment as principal.

      Ritchie Bros.’ commission structure reflects the degree of risk assumed by the Company with respect to the equipment being sold. In general, on similar packages of equipment, lower commissions are charged for straight commission sales than for gross guarantee sales. In the case of outright purchases, pricing takes into account the risk of ownership that is assumed by the Company. Management believes that the Company’s ability to offer these alternatives is a significant competitive advantage that helps the Company promote the unreserved auction method of buying and selling used equipment and, in particular, the use of Ritchie Bros. auctions.

      Occasionally, the Company advances to consignors a portion of the estimated auction proceeds prior to the auction. The Company generally makes such advances only after taking possession of the equipment and upon receipt of a security interest in the equipment to secure the obligation.

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      Value-Added Services. Ritchie Bros. provides a wide array of services to make the auction process convenient for buyers and sellers of equipment:

•	Ritchie Bros. personnel perform extensive title searches on the equipment consigned and the Company warrants free and clear title to the buyer on each piece of equipment purchased, up to the purchase price paid by the buyer.

•	Equipment being offered at the auction is available for inspection by prospective buyers or their representatives prior to the auction and service records are made available for inspection. Where possible, prospective buyers are put in touch with the consignors so that bidders can conduct their own investigations before bidding.

•	Regular customers are encouraged to become “Express Bidders” and thereby benefit from expedited check-in procedures. Additional privileges are extended to the Company’s largest customers.

•	To assist bidders with their prospective purchases, Ritchie Bros. arranges for representatives of finance companies, transportation companies, customs brokerages and other service providers to be present at the auction site.

•	Where relevant, translation services are provided and in some cases, the auctioneer’s current “ask” number is displayed on large screens (in multiple currencies, if necessary).

•	A reception is typically held on the evening before the auction to give customers a chance to network among themselves and meet various Company representatives.

•	The Company contracts with selected painters and other trade service providers at each of its auction sites and often provides facilities for on-site cleaning and refurbishment of equipment.

•	Ritchie Bros. handles all marketing, the collection and disbursement of auction proceeds and the coordination of payments to lienholders.

•	The Company arranges for on-site catering, public telephones and other services.

Marketing and Sales

      As at December 31, 2001, the Company employed 194 regional, area and territory managers. These representatives are deployed by geographic region around the world. Each territory manager is primarily responsible for the development of customer relationships and solicitation of consignments in the manager’s region. Each territory manager is also involved in the appraisal and proposal presentation process. To encourage global teamwork and superior customer service, none of the Company’s employees is paid a commission. Territory managers, and all other Ritchie Bros. employees, are compensated by a combination of base salary and performance bonus.

      In support of Ritchie Bros. territory managers, the Company follows a dual marketing strategy, promoting both Ritchie Bros. and the auction industry in general, and marketing specific auctions. The dual strategy is designed to attract both consignors and bidders. These advertising and promotional efforts include the use of trade journals and magazines and attendance at numerous trade shows held around the world. The Company also participates in international, national and local trade associations. The auction specific advertising consists of the production and mailing of full color pictorial auction brochures to a targeted selection from the Company’s proprietary database of over 350,000 companies and individuals. Trade journal, newspaper, radio and television advertising augment the effort. In addition, the Company’s website is updated daily by the addition of major items committed that day to upcoming auctions, and gives customers access to auction brochures, catalogs and other marketing materials.

      In addition to regional marketing through its territory managers, the Company markets through its national accounts team to large national customers, typically consisting of major equipment owners (such as rental companies), manufacturers or finance companies who have recurring, large scale equipment disposition requirements in various regions and countries and can therefore benefit from Ritchie Bros.’ international network of auction sites.

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      Building strong name recognition throughout its target markets is an important part of the Company’s marketing program. Accordingly, the Company has implemented programs to continually enhance recognition of the Ritchie Bros. corporate name and logo through consistent design elements in its advertising, signage, facilities and employee uniforms.

Competition

      Both the international used equipment market and the auction segment of that market are highly fragmented. The Company competes for potential consignors with other auction companies and with equipment dealers (both franchised and independent) and brokers. When competing for potential purchasers of equipment, the Company competes against other auction companies, equipment manufacturers, distributors and dealers that sell new or used equipment, and equipment rental companies.

      The Company believes that the principal competitive factors in the industrial equipment market are reputation, customer service, commission pricing and structure, and the ability to deliver the highest net return to the equipment seller.

      While Ritchie Bros. is significantly larger than its largest auction competitor, some of the other distributors and marketers of equipment that compete against the Company have significantly greater financial and marketing resources and name recognition than the Company.

Facilities

      Ritchie Bros.’ head office is located in Richmond, B.C., Canada. Ritchie Bros. also operates the Company’s main administrative office for U.S. operations in Lincoln, Nebraska.

      With respect to auction sites, the Company attempts to establish sites in industrial areas close to major cities. Although the Company leases some temporary auction sites, the Company prefers to purchase land and construct purpose-built facilities once it has determined that a region can generate sufficient gross auction sales. The following table lists Ritchie Bros.’ permanent sites and sites under development as at December 31, 2001:

	Year Placed in Service	Size
Location	by Ritchie Bros.	(Acres)	Status

United States
Albuquerque, New Mexico	1999	11
Atlanta, Georgia	1996	85
Denver, Colorado	1985	39
Fort Worth, Texas	1994	114
Houston, Texas	1993	39
Minneapolis, Minnesota	1991	29
Morris, Illinois	2000	95
North East, Maryland	2001	80
Ocala, Florida	1999	71
Olympia, Washington	1994	26
Orlando, Florida		100	scheduled to open in 2002
Perris, California	2000	67
Phoenix, Arizona		48	scheduled to open in 2002
Statesville, North Carolina	1999	40

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	Year Placed in Service	Size
Location	by Ritchie Bros.	(Acres)	Status

Canada
Edmonton, Alberta	1976	24	scheduled to be replaced in 2002
Edmonton, Alberta		125	scheduled to open in 2002
Halifax, Nova Scotia	1997	26
Montreal, Quebec	2000	60
Prince George, British Columbia	1980	32	scheduled to be replaced in 2002
Prince George, British Columbia		60	scheduled to open in 2002
Toronto, Ontario	1998	65
Vancouver, British Columbia	1979	8
Other
Brisbane, Australia	1999	42
Rotterdam, The Netherlands	1999	53

      Certain of these properties are subject to encumbrances granted as security for term loans of the Company.

      The Company also owns property in addition to the acreage noted on certain of the above auction sites, which may be available for future expansion or sale.

      In addition to these locations, the Company operates regional auction units, which have been conducting recurring auctions, typically on leased premises, located in Toluca, Mexico; Stockton, California; Kansas City, Missouri, Singapore; and Dubai, United Arab Emirates.

Employees

      The Company employed approximately 550 full-time staff at December 31, 2001. The Company also employs up to 1,000 part-time employees each year. The Company expects to increase its customer service and auction yard employees as it expands its operations. The Company is not subject to any collective bargaining agreements and believes that its relationships with its employees are good.

Governmental and Environmental Regulations

      In the countries in which it operates, the Company is subject to a variety of federal, provincial, state and local laws, rules and regulations relating to, among other things, the auction business, imports and exports of equipment, worker safety and the use, storage, discharge and disposal of environmentally sensitive materials. In addition, the Company is subject to various local zoning requirements with regard to the location of its auction sites, which vary from location to location.

      Under certain of the laws regulating the use, storage, discharge and disposal of environmentally sensitive materials, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in, or emanating from, such property, as well as related costs of investigation and property damage. Such laws often impose liability without regard to whether the owner or lessee knew of, or was responsible for, the presence of such hazardous or toxic substances. In connection with its site acquisitions, the Company obtains Phase I environmental assessment reports prepared by independent environmental consultants. A Phase I assessment consists of a site visit, historical record review, interviews and reports, with the purpose of identifying potential environmental conditions associated with the subject property. There can be no assurance, however, that acquired or leased sites have been operated in compliance with environmental laws and regulations or that future uses or conditions will not result in the imposition of environmental liability upon the Company or expose the Company to third-party actions such as tort suits.

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      The Company believes that it is in compliance in all material respects with all laws, rules, regulations and requirements that affect its business, and that compliance with such laws, rules, regulations and requirements does not impose a material impediment on the Company’s ability to conduct its business.

Legal Proceedings

      From time to time the Company has been, and expects to continue to be, subject to legal proceedings and claims in the ordinary course of its business. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. The Company is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on the Company or on its financial condition or results of operation.

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SELECTED CONSOLIDATED FINANCIAL INFORMATION

      The selected consolidated financial information presented below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (included elsewhere in this Annual Information Form) and the Company’s audited financial statements for the year ended December 31, 2001. All dollar amounts in the table are in thousands, except per share data.

Three Year Summary

	Year Ended December 31,

	2001	2000	1999

Income Statement Data:
Auction revenues	$116,991	$106,125	$104,624
Direct expenses	(18,861)	(17,936)	(17,469)

	98,130	88,189	87,155
Depreciation and amortization	(9,076)	(7,761)	(5,581)
General & administrative expense	(56,517)	(52,942)	(47,346)

Income from operations	32,537	27,486	34,228
Interest expense	(4,024)	(3,378)	(1,705)
Other income	1,409	1,252	1,209

Income before income taxes	29,922	25,360	33,732
Income taxes
Current	6,720	7,979	10,902
Withholding taxes on intercompany dividend	2,000	—	—
Future	1,148	176	550

	9,868	8,155	11,452

Net income	$20,054	$17,205	$22,280

Net income per share — basic	1.20	1.03	1.34
Net income per share — diluted	1.19	1.02	1.32
Weighted average number of shares outstanding(1)
— Basic	16,761,247	16,743,433	16,686,595
— Diluted	16,864,003	16,860,863	16,912,319
Balance Sheet Data (end of period):
Working capital (including cash)	$22,548	$30,857	$25,980
Total assets	275,543	268,353	216,146
Long term debt	61,217	57,821	35,728
Total shareholders’ equity	165,933	148,764	134,395
Selected Operating Data:
Gross auction sales(2)	$1,290,897	$1,232,974	$1,170,529
Auction revenues as percentage of gross auction sales	9.06%	8.61%	8.94%
Number of consignors	19,196	18,177	16,185
Number of buyers	46,647	41,940	38,958
Number of permanent auction sites (end of period)	21	20	17

Notes:

(1)	Diluted weighted average shares outstanding has been determined in accordance with US GAAP.

(2)	Gross auction sales represent the aggregate selling prices of all items sold at Ritchie Bros.’ auctions. Gross auction sales are not a measure under Generally Accepted Accounting Principles but are important to understanding the financial results of the Company, since the amount of revenues and, to a lesser extent, certain expenses, are dependent upon them.

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Segmented Information

      The Company’s principal business activity is the sale of consignment and self-owned equipment at auctions. This business represents a single operating segment. In 2001, auction revenues derived from auction sales in the United States represented 65.2% of the Company’s total auction revenues.

      Summarized information on the Company’s activities generated by geographic segment are as follows:

	United States	Canada	Other	Combined

	(dollar amounts in thousands)
Year ended December 31, 2001
Auction revenues	$76,272	$18,485	$22,234	$116,991
Capital assets and goodwill	124,433	42,939	28,744	196,116
Year ended December 31, 2000
Auction revenues	$66,425	$18,517	$21,183	$106,125
Capital assets and goodwill	109,376	30,005	31,356	170,737
Year ended December 31, 1999
Auction revenues	$64,766	$17,110	$22,748	$104,624
Capital assets and goodwill	94,662	17,463	30,101	142,226

Quarterly Summary (unaudited)

(dollar amounts in thousands, except per share data)

				Net (loss)
				Income per Share
	Gross Auction	Auction	Net (loss)
Period	Sales	Revenue	Income	Basic	Diluted

2001
1st quarter	$289,724	$25,445	$3,062	$0.18	$0.18
2nd quarter	373,990	35,025	6,351	0.38	0.38
3rd quarter	179,294	16,851	(955)	(0.06)	(0.06)
4th quarter	447,889	39,670	11,596	0.69	0.69

	$1,290,897	$116,991	$20,054	$1.20	$1.19

2000
1st quarter	$289,928	$26,769	$3,609	$0.22	$0.21
2nd quarter	353,354	29,570	6,109	0.36	0.36
3rd quarter	231,550	21,554	1,503	0.09	0.09
4th quarter	358,142	28,232	5,984	0.36	0.36

	$1,232,974	$106,125	$17,205	$1.03	$1.02

DIVIDEND POLICY

      The declaration and payment of dividends on the Common Shares will be subject to the discretion of the Board of Directors and the retention of sufficient cash to fund the Company’s growth initiatives. Because Ritchie Bros. Auctioneers Incorporated is a holding company with no material assets other than the shares of its subsidiaries, its ability to pay dividends on the Common Shares is dependent on the income and cash flow of its subsidiaries. No financing agreements to which the subsidiaries of Ritchie Bros. Auctioneers Incorporated are party currently restrict those subsidiaries from paying dividends to Ritchie Bros. Auctioneers Incorporated. The Company has not declared or paid any dividends on the Common Shares since its IPO.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Overview

      The following discussion summarizes the significant factors affecting the consolidated operating results and financial condition of Ritchie Bros. Auctioneers Incorporated (“Ritchie Bros.” or the “Company”) for the year ended December 31, 2001 compared to the year ended December 31, 2000. This discussion should be read in conjunction with the consolidated financial statements and notes thereto included herein. The Company prepares its consolidated financial statements in accordance with generally accepted accounting principles in Canada which, except as set out in note 10 to the consolidated financial statements, result in materially consistent financial position and results of operations to that which would be reported under generally accepted accounting principles in the United States. Amounts discussed below are based on consolidated financial statements prepared in accordance with Canadian accounting principles.

      Ritchie Bros. is the world’s leading auctioneer of industrial equipment. At December 31, 2001, the Company operated from over 90 locations in North and Central America, Europe, Asia, Australia, Africa and the Middle East. The Company sells, through unreserved public auctions, a broad range of used equipment, including equipment utilized in the construction, transportation, mining, forestry, petroleum and agricultural industries.

      Gross auction sales represent the aggregate selling prices of all items sold at Ritchie Bros. auctions during the periods indicated. Gross auction sales are key to understanding the financial results of the Company, since the amount of auction revenues and to a lesser extent, certain expenses, are dependent on it. Auction revenues include commissions earned as agent for consignors through both straight commission and gross guarantee contracts, plus the net profit on the sale of equipment purchased and sold by the Company as principal. Under a gross guarantee contract, the consignor is guaranteed a minimum amount of proceeds on the sale of its equipment. When the Company guarantees gross proceeds, it earns a commission on the guaranteed amount and typically participates in a negotiated percentage of proceeds, if any, in excess of the guaranteed amount. If auction proceeds are less than the guaranteed amount, the Company’s commission would be reduced, or, if sufficiently lower, the Company would incur a loss. Auction revenues are reduced by the amount of any losses on gross guarantee consignments and sales by the Company as principal. Auction revenues also include interest income earned that is incidental to the auction business. Beginning in 2002, auction revenues will include a fee equal to 10% of the auction selling price on all lots sold for $2,500 or less (for auctions conducted in currencies other than US dollars, the threshold amount is 2,500 in the currency of the auction).

      The Company’s gross auction sales and auction revenues are affected by the seasonal nature of the auction business. Gross auction sales and auction revenues tend to increase during the second and fourth calendar quarters during which the Company generally conducts more auctions than in the first and third calendar quarters. The Company’s gross auction sales and auction revenues are also affected on a period-to-period basis by the timing of major auctions. In newer markets where the Company is developing operations, the number and size of auctions and, as a result, the level of gross auction sales and auction revenues, is likely to vary more dramatically from period-to-period than in the Company’s established markets where the number, size and frequency of the Company’s auctions are more consistent. Finally, economies of scale are achieved as the Company’s operations in a region mature from conducting intermittent auctions, establishing a regional auction unit, and ultimately to developing a permanent auction site. Economies of scale are also achieved when the size of the Company’s auctions increases.

      The Company is aware of potential restrictions that may affect the ability of equipment owners to transport certain equipment between some jurisdictions. Management believes that these potential restrictions have not had a significant impact on the Company’s business, financial condition or results of operations to date. However, the extent of any future impact on the Company’s business, financial condition or results of operations from these potential restrictions cannot be predicted at this time.

      Although the Company cannot accurately anticipate the future effect of inflation, inflation historically has not had a material effect on the Company’s operations.

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      During 2001 the Company held its largest auction sale ever conducted in North America at Ocala, Florida generating gross auction sales of more than $52 million. The Company also opened a new permanent auction facility in North East, Maryland, replacing an existing regional auction unit. In addition, the Company opened its new corporate head office in Richmond, B.C., Canada.

      Also during 2001, the Company’s rbauctionBid-Live technology was rolled out on a trial basis allowing qualified bidders to participate over the internet in certain auctions, live and in real-time. This service is being launched in 2002.

Results of Operations

Auction Revenues

      Auction revenues of $117.0 million for the year ended December 31, 2001 increased by $10.9 million, or 10.2% from 2000 due to increased gross auction sales and a higher average percentage of auction revenues earned by the Company on gross auction sales. Gross auction sales of $1.29 billion for the year ended December 31, 2001 increased $57.9 million, or 4.7%, over the prior year, primarily as a result of increased gross auction sales in the United States, and Dubai, UAE. Results for 2001 included significant auctions in Fort Worth, Texas; Ocala, Florida and in the Port of Moerdijk, the Netherlands. Auction revenues as a percentage of gross auction sales have averaged approximately 8.80% on a long-term basis. In the year ended December 31, 2001, the auction revenue rate of 9.06% was higher than the long-term average and higher than the 8.61% rate experienced in the year ended December 31, 2000.

      Beginning in 2002, auction revenue will include a fee equal to 10% of the auction selling price on all lots sold for $2,500 or less (for auctions conducted in currencies other than US dollars, the threshold amount is 2,500 in the currency of the auction). The impact of this fee on auction revenues and the Company’s auction revenue rate in any future period will depend on the quantity and the value of lots sold during that period. The Company believes that the impact of this fee on auction revenues in future periods will be an increase of approximately 0.3% of gross auction sales, depending on the quantity and value of lots sold in such periods. Management does not anticipate any other changes to its long-term average auction revenue rate in 2002.

Direct Expenses

      Direct expenses are expenses that are incurred as a direct result of an auction sale being held. Direct expenses include the costs of hiring personnel to assist in conducting the auction, lease expenses for temporary auction sites, travel costs for full time employees to attend and work at the auction site, security hired to safeguard equipment at the auction site and advertising specifically related to the auction. Direct expenses of $18.9 million for the year ended December 31, 2001 increased by $0.9 million compared to 2000 due to increased auction activity generated by the Company in 2001. As a percentage of gross auction sales, direct expenses were 1.46% for the year ended December 31, 2001, consistent with the 1.45% ratio experienced in the prior year. Direct expenses as a percentage of gross auction sales fluctuate based on the size and location of auctions held each period. Management expects that, on average, direct expenses as a percentage of gross auction sales will be approximately 1.45% in 2002.

Depreciation and Amortization Expense

      Depreciation is calculated on capital assets employed in the Company’s business, including building and site improvements, automobiles, yard equipment, and computers. Amortization results from expensing, over 20 years, the $33.0 million of goodwill recorded as a result of a business acquisition in 1999. In the year ended December 31, 2001, depreciation and amortization expense was $9.1 million, compared to $7.8 million in 2000. This increase is primarily the result of the depreciation of new auction facilities constructed over the past year. Management anticipates that depreciation expense will increase as existing auction sites are improved and additional permanent auction sites are acquired and developed. However, goodwill amortization will cease effective January 1, 2002, (see “Recent Accounting Pronouncements” below.)

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General and Administrative Expense

      General and administrative expense (“G&A”) includes employee expenses such as salaries, wages, performance bonuses and benefits, non-auction related travel, institutional advertising, insurance, general office, and computer expenses. For the year ended December 31, 2001, the Company incurred G&A of $56.5 million, as compared to $52.9 million in 2000. This increase in expenditures is attributable to an increase in employee numbers and infrastructure to support the growth initiatives of the Company, and costs associated with the operation of new permanent auction sites. Future levels of G&A will be affected by infrastructure and workforce expansion necessary to support the Company’s growth plans and other factors.

Income from Operations

      Income from operations was $32.5 million for the year ended December 31, 2001 compared to $27.5 million in 2000. This increase is primarily the result of increased auction revenues partially offset by increased G&A and depreciation and amortization expense.

Interest Expense

      Interest expense includes interest and bank charges paid on term bank debt. Interest expense for the year ended December 31, 2001 was $4.0 million, compared to $3.4 million incurred in 2000. The increase resulted primarily from debt incurred to finance the development of additional facilities. During the year, the Company capitalized $1.7 million (2000 — $1.1 million) of interest related to properties under development. Management anticipates that interest expense may increase further if additional debt is incurred to finance the development of permanent auction sites and as the capitalization of interest decreases in conjunction with the completion of building projects currently under development. See “Overview” and “Liquidity and Capital Resources”.

Other Income

      Other income arises primarily from equipment appraisals performed by the Company offset by related expenses, and other miscellaneous sources. Other income for the year ended December 31, 2001 was $1.4 million compared to $1.3 million in 2000.

Income Taxes

      Income taxes of $9.9 million for the year ended December 31, 2001 have been computed based on rates of tax that apply in each of the tax jurisdictions in which the Company operates. The effective tax rate of 33.0% on net income for the year ended December 31, 2001 is higher than the 32.2% rate the Company experienced in 2000 primarily due to a charge of $2.0 million for withholding taxes paid on an intercompany dividend. Such a charge had not previously been incurred by the Company, nor is such a charge expected to be incurred in the foreseeable future. Excluding this charge, the effective tax rate was 26.3%, lower than the 32.2% rate experienced in 2000 due to the different jurisdictions in which the Company operates and earns its income.

Liquidity and Capital Resources

      The Company’s cash can fluctuate significantly from period to period, largely due to differences in timing of receipt of gross sale proceeds from buyers and the payment of net amounts due to consignors. If auctions are conducted near a period end, the Company may hold cash in respect of those auctions that will not be paid to consignors until after the period end. Accordingly, management believes a more meaningful measure of the Company’s liquidity is working capital, including cash.

      At December 31, 2001, working capital including cash was $22.5 million, which is within the Company’s current target for working capital, compared to $30.9 million at December 31, 2000. This decrease of $8.4 million during the year is primarily a result of the Company utilizing excess working capital for capital expenditures related to permanent auction sites.

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      Capital expenditures by the Company during the year ended December 31, 2001 were $38.1 million as compared to $46.5 million for the year ended December 31, 2000. In 2001, the Company continued to incur site development costs in the United States and Canada. The Company is continuing with its plan to add additional permanent auction sites in selected locations and is presently in various stages of commitments to acquire land for development in the United States. Actual expenditure levels will depend on the Company’s ability to identify, acquire and develop suitable auction sites.

      The Company has established credit facilities with financial institutions in the United States, Canada, Europe, and Australia. The Company presently has access to credit lines for operations of approximately $96.4 million and to credit lines for funding property acquisitions of approximately $95.0 million. At December 31, 2001, the Company had no bank debt related to operations, and bank debt related to property acquisitions totaled $74.5 million, leaving a net credit line of $96.4 million available for operations and net credit lines of $20.5 million available for property acquisitions. See “Overview”.

Recent Accounting Pronouncements

      The Accounting Standards Board in Canada and the Financial Accounting Standards Board in the United States have announced new standards related to the accounting for goodwill. The new standards indicate that reporting entities with previously recorded goodwill, will cease amortizing goodwill commencing January 1, 2002. Instead the carrying value of goodwill will be subject to a regular test for impairment. Amortization expense on goodwill recognized to December 31, 2001 is set out on the consolidated statements of income. The Company is currently assessing the other implications to its consolidated financial statements of these standards.

Forward-Looking Statements

      This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. These statements are based on current expectations and estimates about the Company’s business. These statements include, in particular, statements relating to auction revenue rates, direct expense rates, G&A increases, and income tax rates, the anticipated improvement, acquisition and development of permanent auction sites, internet initiatives, and the financing available to the Company. Words such as “expects”, “intends”, “plans”, “believes”, “estimates”, “anticipates” and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. The following important factors, among others, could affect the Company’s actual results and could cause such results to differ materially from those expressed in the Company’s forward-looking statements: the many factors that have an impact on the supply of and demand for used equipment; fluctuations in the market values of used equipment; potential inability to achieve and manage growth; periodic and seasonal variations in operating results or financial conditions; the timing and location of auctions; the quantity and value of lots sold; potential delays in construction or development of auction sites; actions of competitors; adverse changes in economic conditions; restrictions affecting the ability of equipment owners to transport equipment between jurisdictions; potential losses from price guarantees, purchases of inventory, advances by the Company and guarantees of clear title; risks of noncompliance with governmental and environmental regulation; potential inadequacy of insurance coverage; risks of international operations; dependence of key personnel; failure, pace or lack of development of Internet-related initiatives; and other risks and uncertainties as detailed in the Company’s periodic filings with the United States Securities and Exchange Commission including its annual return for 2001 filed on Form 40-F in April 2002. The Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by securities legislation. Forward-looking statements should be considered in light of these factors.

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RISK FACTORS

Potential Inability to Achieve and Manage Growth

      A principal component of the Company’s strategy is to continue to grow by increasing income from operations in the Company’s existing markets and by expanding into new geographic markets. The Company is also assessing opportunities to expand its presence in the auction market segments that the Company has not historically emphasized. The Company’s future growth will depend upon a number of factors, both within and outside of the Company’s control, including the Company’s identification and development of new markets; the identification and acquisition on favorable terms of suitable new auction sites and, possibly, of suitable acquisition candidates; the ability to hire, train and retain qualified personnel; the successful integration of new sites and any acquired businesses with the Company’s existing operations; the acceptance by potential consignors and industrial equipment buyers of the auction process generally, as well as of the Company’s expansion into new markets and market segments; the establishment and maintenance of favorable relationships with consignors and bidders in new markets and the maintenance of such relationships in existing markets; the receipt of any required governmental authorizations for proposed development or expansion; and the Company’s ability to manage expansion and to obtain required financing. The failure to identify, purchase, develop and integrate new sites effectively could adversely affect the Company’s financial condition and results of operations. There can be no assurance that the Company will successfully expand its operations or that any expansion will be profitable. Further, the results achieved by the Company to date may not be indicative of its prospects or its ability to penetrate new markets, many of which may have different competitive conditions and demographic characteristics than the Company’s current markets. See “The Company — Growth Strategies” for further details.

      As a result of expanding its operations, the Company will experience growth in the number of its employees, the scope of its operating and financial systems and the geographic area of its operations. This growth will increase the operating complexity of the Company and the level of responsibility of existing and new management personnel. There can be no assurance that the Company will be able to attract and retain qualified management and employees, that the Company’s current operating and financial systems and controls will be adequate as the Company grows, or that any steps taken to attract and retain management and employees and to improve such systems and controls will be sufficient.

Quarterly and Seasonal Variations in Operating Results

      The Company’s revenues and operating results historically have fluctuated from quarter to quarter. These fluctuations have been and are expected to continue to be caused by a number of factors, including the timing of auctions; seasonal results of operations (with peak auction revenues and operating income typically occurring in the second and fourth calendar quarters of each year, primarily due to the seasonal nature of the construction and natural resources industries); general economic conditions in the Company’s markets; the timing of acquisitions and development of auction sites and related costs; and the effectiveness of integrating new sites or acquired businesses. Additionally, the Company generally incurs substantial costs in entering new markets and the profitability of operations at a new location is uncertain, in part because the number and size of auctions at new locations is more variable than at the Company’s more established locations. These factors, among others, may cause the Company’s results of operations in some future quarters to be below the expectations of investors or results of previous quarters, which could have a material adverse effect on the market price of the Common Shares.

Potential Losses from Price Guarantees, Purchases of Inventory, Advances by the Company and Guarantees of Clear Title

      The Company generally offers its services to consignors of used industrial equipment on a straight commission basis. In certain circumstances the Company will, subject to its evaluation of the equipment, either (1) offer to guarantee the consignor a minimum level of gross sale proceeds, regardless of the ultimate results of the auction or (2) offer to purchase the equipment directly from the consignor and then auction such

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equipment as principal. If auction proceeds are less than the guaranteed amount, the Company’s commission would be reduced or, if sufficiently lower, the Company would incur a loss. If auction proceeds are less than the purchase price paid by the Company, the Company would incur a loss. Because all its auctions are unreserved, the Company cannot protect itself against such losses by bidding on or acquiring any items at the auctions. In recent periods, guarantees and purchases and sales by the Company as principal have represented approximately one-third of the Company’s annual gross auction sales. See “The Company — Operations” for further details.

      Occasionally, the Company advances to consignors a portion of the estimated auction proceeds prior to the auction. The Company generally makes such advances only after taking possession of the equipment to be auctioned and upon receipt of a security interest in the equipment to secure the obligation. If the Company were unable to auction the equipment or if auction proceeds were less than amounts advanced, the Company could incur a loss. See “The Company — Operations” for further details.

      The Company guarantees that each item purchased at its auctions is free of liens and other encumbrances up to the purchase price paid by the buyer. While the Company expends considerable effort ensuring that all liens have been identified and, if necessary, dealt with prior to the auction sale, there have been instances where liens have not been properly identified or discharged and the Company has had to make payments to the relevant lienholders. If the Company is not able to recover sufficient funds from the consignors to offset the payment to the lienholders, the Company would incur a loss and such losses could be material.

Adverse Changes in Economic Conditions; Industry Cyclicality

      A substantial portion of the Company’s revenues is derived from customers in industries that are cyclical in nature and subject to changes in general or regional economic conditions. Adverse changes or downturns in a given industry may decrease demand for related equipment and lead to lower auction revenues. Although auction sales to residents of countries or regions other than the country or region in which the auction is held have generally been increasing in recent years, approximately one-half of auction revenues are generated by same country or same region purchasers. As a result, the Company’s operating results in a particular country or region may be adversely affected by events or conditions in that country or region, such as a local economic slowdown, adverse weather affecting local industries and other factors. The Company’s operating results may also be adversely affected by increases in interest rates that may lead to a decline in economic activity.

Risks of Competition

      The international industrial equipment market and the industrial equipment auction market are highly fragmented. The Company competes for potential purchasers of industrial equipment with other auction companies and with indirect competitors such as equipment manufacturers, distributors and dealers that sell new or used equipment, as well as equipment rental companies. The Company also competes for potential consignors with other auction companies and with indirect competitors such as used equipment dealers. The Company’s direct competitors are primarily regional auction companies. Some of the Company’s indirect competitors have significantly greater financial and marketing resources and name recognition than the Company. New competitors with greater financial and other resources than the Company may enter the industrial equipment auction market in the future. Additionally, existing or future competitors may succeed in entering and establishing successful operations in new geographic markets prior to the Company’s entry into such markets. They may also compete against the Company via Internet-based services. To the extent existing or future competitors seek to gain or retain market share by reducing commission rates, the Company may also be required to modify its commission rates, which may adversely affect the Company’s results of operations and financial condition.

Risks of Noncompliance with Governmental and Environmental Regulation

      In the countries in which it operates, the Company is subject to a variety of federal, provincial, state and local laws, rules and regulations relating to, among other things, the auction business, imports and exports of

1-22

equipment, worker safety, and the use, storage, discharge and disposal of environmentally sensitive materials. Failure to comply with such laws, rules and regulations could result in a substantial liability to the Company, suspension or cessation of certain of the Company’s operations, restrictions on the Company’s ability to expand at its present locations or into new locations, requirements for the acquisition of additional equipment or other significant expenses.

      The development or expansion of auction sites is contingent upon receipt of required licenses, permits and other governmental authorizations. The inability of the Company to obtain such required items could have an adverse effect on its results of operations and financial condition. Additionally, changes or concessions required by regulatory authorities could result in significant delays in, or prevent completion of, such development or expansion. Under certain of the laws regulating the use, storage, discharge and disposal of environmentally sensitive materials, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in, or emanating from, such real estate, as well as related costs of investigation and property damage. Such laws often impose such liability without regard to whether the owner or lessee knew of or was responsible for the presence of such hazardous or toxic substances. There can be no assurance that environmental contamination does not exist at the Company’s acquired or leased auction sites from prior activities at such locations or from neighboring properties or that additional auction sites acquired or leased by the Company will not prove to be so contaminated. Any such contamination could materially adversely affect the Company’s financial condition or results of operations.

      The Company is aware of potential restrictions in the United States and Europe that may affect the ability of equipment owners to transport certain equipment between certain jurisdictions. If these restrictions were to materially affect the ability of customers to ship equipment to or from the Company’s auction sites, the restrictions could materially adversely affect the Company’s business, financial condition and results of operations.

      The imposition of additional export or import regulations or of additional duties, taxes or other charges on exports or imports could have a material adverse impact on participation in the Company’s auctions by international bidders and consignors. Reduced participation by such parties could materially adversely affect the Company’s business, financial condition and results of operations.

Potential Inadequacy of Insurance Coverage

      The Company maintains property and general liability insurance. There can be no assurance that such insurance will remain available to the Company at commercially reasonable rates or that the amount of such coverage will be adequate to cover any liability incurred by the Company. If the Company is liable for amounts exceeding the limits of its insurance coverage or for claims outside the scope of its coverage, its business, results of operations and financial condition could be materially adversely affected.

Risks of International Operations

      The Company conducts auctions in North and Central America, Europe, Asia, Australia, Africa and the Middle East and intends to expand its international presence. The Company’s operations in international markets may be affected by fluctuating currency exchange rates and by changing economic, political and governmental conditions and regulations.

Dependence on Key Personnel

      The Company’s future performance and development will depend to a significant extent on the efforts and abilities of David E. Ritchie, a co-founder of the Company and its Chairman and Chief Executive Officer, and of its other executive officers, particularly C. Russell Cmolik, President and Chief Operating Officer. The loss of the services of one or more of such individuals or other senior managers could have a material adverse effect on the Company’s business. The Company does not maintain key man insurance for any of its employees. The Company’s ongoing success will depend on its continuing ability to attract, develop and retain skilled personnel in all areas of its business.

1-23

MARKET FOR SECURITIES

      The Common Shares of the Company are listed and traded on the New York Stock Exchange (the “NYSE”) under the ticker symbol “RBA”. The NYSE is the principal market for the Common Shares.

DIRECTORS AND OFFICERS

      The names and municipalities of residence of the directors and officers of the Company and their principal occupations are set forth below.

Directors

		Director
Name and Municipality of Residence	Principal Occupation	Since

David E. Ritchie Leduc, Alberta	Chairman and Chief Executive Officer of the Company	1997

C. Russell Cmolik(1) Surrey, British Columbia	President and Chief Operating Officer of the Company	1997

Peter J. Blake(2) Vancouver, British Columbia	Vice President — Finance and Chief Financial Officer of the Company	1997

Charles E. Croft(1)(2) Vancouver, British Columbia	President and Director of Falcon Pacific Financial Corp. and its subsidiaries	1998

G. Edward Moul(1)(2) West Vancouver, British Columbia	Director and officer of The McEmcy Company of Canada Ltd., Peace Portal Properties Ltd. and certain other private real estate holding companies	1998

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

      The Company does not have an Executive Committee and is required to have an Audit Committee. Each director will serve until the next annual general meeting or until his successor is elected or appointed.

Executive Officers

Name and Municipality of Residence	Position with the Company

David E. Ritchie Leduc, Alberta	Chief Executive Officer

C. Russell Cmolik Surrey, British Columbia	President and Chief Operating Officer

Peter J. Blake Vancouver, British Columbia	Vice President — Finance and Chief Financial Officer

Robert S. Armstrong New Westminster, British Columbia	Corporate Secretary

      As of April 12, 2002, the directors and executive officers (the executive officers are the Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Corporate Secretary) of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 40.8% of the outstanding Common Shares of the Company.

1-24

ADDITIONAL INFORMATION

      The Company shall provide to any person, upon request to the Corporate Secretary of the Company:

(a)	when the securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities;

(i)	one copy of this Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in this Annual Information Form;

(ii)	one copy of the comparative financial statements of the Company for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the Company subsequent to the financial statements for the Company’s most recently completed financial year;

(iii)	one copy of the Information Circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors; and

(iv)	one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

(b)	at any other time, one copy of any of the documents referred to in (a)(i), (ii) and (iii) above, provided that the Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.

      Additional information, including directors’ and officers’ remuneration and indebtedness to the Company, principal holders of the Company’s securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company’s Information Circular for its most recent annual meeting of shareholders that involved the election of directors, and additional financial information is provided in the Company’s comparative financial statements for its most recently completed financial year.

      Copies of these documents may be obtained upon request from the Corporate Secretary of the Company, 6500 River Road, Richmond, British Columbia, V6X 4G5 (telephone number: (604) 273-7564).

1-25

EXHIBIT NO. 2

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

2-1

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of

Ritchie Bros. Auctioneers Incorporated

      We have audited the consolidated balance sheets of Ritchie Bros. Auctioneers Incorporated (the “Company”) as at December 31, 2001 and 2000 and the consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

      In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

/s/ KPMG LLP

Chartered Accountants

Vancouver, Canada

February 15, 2002

2-2

RITCHIE BROS. AUCTIONEERS INCORPORATED

Consolidated Statements of Income

(Expressed in thousands of United States Dollars)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2001	2000	1999

Auction revenues	$116,991	$106,125	$104,624
Direct expenses	(18,861)	(17,936)	(17,469)

	98,130	88,189	87,155
Expenses
Depreciation and amortization	9,076	7,761	5,581
General and administrative	56,517	52,942	47,346

	65,593	60,703	52,927

Income from operations	32,537	27,486	34,228
Other income (expenses)
Interest expense	(4,024)	(3,378)	(1,705)
Other	1,409	1,252	1,209

	(2,615)	(2,126)	(496)

Income before income taxes	29,922	25,360	33,732
Income taxes (note 9)
Current	6,720	7,979	10,902
Withholding taxes on intercompany dividend	2,000	—	—
Future	1,148	176	550

	9,868	8,155	11,452

Net income	$20,054	$17,205	$22,280

Net income per share (note 1(n))
Basic	$1.20	$1.03	$1.34
Diluted	1.19	1.02	1.32

Weighted average number of shares outstanding	16,761,247	16,743,433	16,686,595

Approved on behalf of the Board of Directors

/s/ C. RUSSELL CMOLIK	/s/ DAVID E. RITCHIE

C. Russell Cmolik	David E. Ritchie
Director	Director

See accompanying notes to consolidated financial statements.

2-3

RITCHIE BROS. AUCTIONEERS INCORPORATED

Consolidated Balance Sheets

(Expressed in thousands of United States Dollars)

	December 31,	December 31,
	2001	2000

Assets
Current assets:
Cash and cash equivalents	$49,533	$63,435
Accounts receivable	12,375	10,565
Inventory	2,940	9,175
Advances against auction contracts	87	—
Prepaid expenses and deposits	1,327	1,234
Income taxes recoverable	1,410	911
Capital assets available for sale	3,269	7,305

	70,941	92,625
Capital assets (note 3)	167,650	140,621
Funds committed for debt repayment (note 6)	7,893	3,250
Goodwill (note 4)	28,466	30,116
Future income taxes (note 9)	593	1,741

	$275,543	$268,353

Liabilities and Shareholders’ Equity
Current liabilities:
Auction proceeds payable	$11,807	$23,556
Accounts payable and accrued liabilities	23,274	28,846
Short-term debt (note 5)	5,314	2,057
Current bank term loans (note 6)	7,998	7,309

	48,393	61,768
Bank term loans (note 6)	61,217	57,821

	109,610	119,589
Shareholders’ equity:
Share capital (note 7)	69,134	69,132
Additional paid-in capital (note 7(f))	4,332	4,332
Retained earnings	101,311	81,257
Foreign currency translation adjustment	(8,844)	(5,957)

	165,933	148,764

	$275,543	$268,353

See accompanying notes to consolidated financial statements.

2-4

RITCHIE BROS. AUCTIONEERS INCORPORATED

Consolidated Statements of Shareholders’ Equity

(Expressed in thousands of United States Dollars)

				Foreign
		Additional		currency	Total
	Share	paid-in	Retained	translation	shareholders’
	capital	capital	earnings	adjustment	equity

Balance, December 31, 1998	$64,728	$—	$41,772	$(2,328)	$104,172
Net proceeds on stock options exercised	3	—	—	—	3
Employee share compensation	1,344	—	—	—	1,344
Common shares issued on acquisition of goodwill (note 7(f))	3,055	—	—	—	3,055
Warrants issued on acquisition of goodwill (note 7(f))	—	4,332	—	—	4,332
Net income	—	—	22,280	—	22,280
Foreign currency translation adjustment	—	—	—	(791)	(791)

Balance, December 31, 1999	69,130	4,332	64,052	(3,119)	134,395
Net proceeds on stock options exercised	2	—	—	—	2
Net income	—	—	17,205	—	17,205
Foreign currency translation adjustment	—	—	—	(2,838)	(2,838)

Balance, December 31, 2000	69,132	4,332	81,257	(5,957)	148,764
Net proceeds on stock options exercised	2	—	—	—	2
Net income	—	—	20,054	—	20,054
Foreign currency translation adjustment	—	—	—	(2,887)	(2,887)

Balance December 31, 2001	$69,134	$4,332	$101,311	$(8,844)	$165,933

See accompanying notes to consolidated financial statements.

2-5

RITCHIE BROS. AUCTIONEERS INCORPORATED

Consolidated Statements of Cash Flows

(Expressed in thousands of United States Dollars)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2001	2000	1999

Cash and cash equivalents provided by (used in):
Operating activities:
Net income	$20,054	$17,205	$22,280
Items not involving the use of cash:
Depreciation	7,426	6,110	4,345
Amortization of goodwill	1,650	1,651	1,236
Employee share compensation	—	—	1,344
Future income taxes	1,148	176	550
Net recognized gains on sale of property	(721)	—	—
Changes in non-cash working capital:
Accounts receivable	(1,810)	(920)	(2,874)
Inventory	6,235	(5,972)	(848)
Advances against auction contracts	(87)	856	4,489
Prepaid expenses and deposits	(93)	(13)	(510)
Income taxes	(499)	(46)	(3,944)
Auctions proceeds payable	(11,749)	7,378	2,148
Accounts payable and accrued liabilities	(5,572)	10,955	(3,860)
Other	(492)	(231)	(86)

	15,490	37,149	24,270
Investing activities:
Capital asset additions	(38,098)	(46,539)	(55,153)
Proceeds on sale of property	5,221	—	—
Acquisition of goodwill	—	—	(25,616)

	(32,877)	(46,539)	(80,769)
Financing activities:
Issuance of share capital	2	2	3
Issuance of bank term loans	8,139	26,669	36,807
Repayment of bank term loans	(3,270)	(2,045)	(4,539)
Short-term debt	3,257	(4,472)	6,529
Funds committed for debt repayment	(4,643)	(3,250)	—

	3,485	16,904	38,800

Increase (decrease) in cash and cash equivalents	(13,902)	7,514	(17,699)
Cash and cash equivalents, beginning of year	63,435	55,921	73,620

Cash and cash equivalents, end of year	$49,533	$63,435	$55,921

Supplemental disclosure of cash flow information:
Interest paid, excluding interest capitalized	$3,821	$3,948	$2,633
Income taxes paid	9,233	8,123	14,861
Non-cash investing activities:
Common shares issued on acquisition of goodwill	—	—	3,055
Warrants issued on acquisition of goodwill	—	—	4,332
Non-cash financing activities:
Employee share compensation	—	—	1,344

See accompanying notes to consolidated financial statements.

2-6

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States Dollars)

Years ended December 31, 2001, 2000 and 1999

1.   Significant Accounting Policies

(a) Basis of presentation

      These consolidated financial statements present the financial position, results of operations and changes in shareholders’ equity and cash flows of Ritchie Bros. Auctioneers Incorporated (the “Company”), a company incorporated in July 1997 under the Canada Business Corporations Act, and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

      The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada which, except as disclosed in note 10, also comply, in all material respects, with generally accepted accounting principles in the United States.

(b) Cash and cash equivalents

      Cash equivalents consist of highly liquid investments having an original term to maturity of three months or less when acquired.

(c) Inventory

      Inventory is primarily represented by goods held for auction and has been valued at the lower of cost, determined by the specific identification method, and net realizable value.

(d) Capital assets available for sale

      Capital assets available for sale are valued at lower of cost and net realizable value.

(e) Advances against auction contracts

      Advances against auction contracts represent funds advanced to consignors against proceeds from future auctions.

(f) Capital assets

      All capital assets are stated at cost and include capitalized interest costs on property under development. Depreciation is provided to charge the cost of the assets to operations over their estimated useful lives based on their usage predominantly as follows:

Asset	Basis	Rate/term

Improvements	declining balance	10%
Buildings	straight-line	30 years
Automotive equipment	declining balance	30%
Computer equipment	declining balance	30%
Computer software	straight-line	3 years
Yard equipment	declining balance	20-30%
Office equipment	declining balance	20%
Leasehold improvements	straight-line	Terms of leases

2-7

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to Consolidated Financial Statements — (Continued)

(Tabular dollar amounts expressed in thousands of United States Dollars)

Years ended December 31, 2001, 2000 and 1999

1.   Significant Accounting Policies — (Continued)

(g) Goodwill

      Goodwill, which represents non-identifiable intangible assets acquired, has been amortized on a straight-line basis over the expected period to be benefited, which is 20 years. The Company periodically assessed the recoverability of goodwill by determining whether the amortization of the carrying value over its remaining life could be recovered through estimated undiscounted future operating cash flows. Effective January 1, 2002 the Company ceased amortizing goodwill in accordance with new Accounting Standards related to the accounting for goodwill.

(h) Revenue recognition

      Auction revenues are recognized when the specific items are sold and title passes to the purchaser and are represented by the commissions received from the consignor and the net proceeds received from the sale of self-owned equipment.

(i) Income taxes

      Income taxes are accounted for using the asset and liability method whereby future taxes are recognized for the tax consequences of temporary differences by applying substantively enacted or enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on future taxes of a change in tax rates is recognized in income in the period that includes the enactment date of future tax benefits. Future tax benefits, such as non-capital loss carryforwards, are recognized to the extent that realization of such benefits is considered more likely than not.

(j) Foreign currency translation

      The Company’s reporting currency is the United States dollar. The functional currency for each of the Company’s operations is the currency of the country of residency or the United States dollar. Each of these operations is considered to be self-sustaining. Accordingly, the financial statements of operations of the Company that are not located in the United States have been translated into United States dollars using the exchange rate at the end of each reporting period for asset and liability amounts and the average exchange rate for each reporting period for amounts included in the determination of income. Any gains or losses from this translation have been included in the foreign currency translation adjustment account which is included in shareholders’ equity.

      Monetary assets and liabilities recorded in foreign currencies are translated into the appropriate functional currency at the rate of exchange in effect at the balance sheet date. Foreign currency denominated transactions are translated into the appropriate functional currency at the exchange rate in effect on the date of the transaction. Any exchange gains and losses on these are included in the determination of income.

(k) Use of estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from such estimates and assumptions.

2-8

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to Consolidated Financial Statements — (Continued)

(Tabular dollar amounts expressed in thousands of United States Dollars)

Years ended December 31, 2001, 2000 and 1999

1.   Significant Accounting Policies — (Continued)

(l) Financial instruments

      Carrying amounts of certain of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, auction proceeds payable, accounts payable and accrued liabilities and short-term debt, approximate their fair value due to their short maturities. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of its bank term loans approximates fair value.

(m) Credit risk

      The Company does not extend credit to purchasers of auctioned items. Equipment is not normally released to the purchasers until it is paid for in full.

(n) Net income per share

      Net income per share has been calculated based on the weighted average number of common shares outstanding. Diluted net income per share has been calculated after giving effect to outstanding dilutive options.

(o) Stock-based compensation

      The Company has a stock-based compensation plan, which is described in note 7(c). No compensation expense is recognized for this plan when stock or stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to retained earnings.

(p) Comparative figures

      Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

2.   Change in accounting policy

      Effective January 1, 2001 the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) new handbook section 3500 regarding earnings per share. The new standard requires the use of the treasury stock method instead of the current imputed earnings approach to calculate diluted earnings per share. This change was given retroactive application resulting in an increase of diluted net income per share for the year ended December 31, 2000, to $1.02 from $1.01, and for the year ended December 31, 1999 to $1.32 from $1.31.

2-9

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to Consolidated Financial Statements — (Continued)

(Tabular dollar amounts expressed in thousands of United States Dollars)

Years ended December 31, 2001, 2000 and 1999

3.   Capital assets

		Accumulated	Net
December 31, 2001	Cost	Depreciation	Book Value

Buildings	$70,731	$7,154	$63,577
Land and improvements	66,551	2,040	64,511
Land and buildings under development	25,607	—	25,607
Automotive equipment	8,366	3,095	5,271
Yard equipment	4,803	2,293	2,510
Office equipment	4,135	1,970	2,165
Computer equipment	3,325	1,845	1,480
Computer software	3,182	1,334	1,848
Leasehold improvements	1,008	327	681

	$187,708	$20,058	$167,650

		Accumulated	Net
December 31, 2000	Cost	Depreciation	Book Value

Buildings	$58,639	$5,011	$53,628
Land and improvements	62,291	1,755	60,536
Land and buildings under development	13,854	—	13,854
Automotive equipment	7,821	2,839	4,982
Yard equipment	4,317	1,802	2,515
Office equipment	3,421	1,685	1,736
Computer equipment	2,942	1,531	1,411
Computer software	2,261	621	1,640
Leasehold improvements	520	201	319

	$156,066	$15,445	$140,621

      During the year, interest of $1,697,225 (2000 — $1,141,007) was capitalized to cost of buildings under development.

4.   Goodwill:

	2001	2000

Goodwill	$33,003	$33,003
Accumulated amortization	4,537	2,887

	$28,466	$30,116

5.   Short-Term Debt

      Short-term debt consists of a draw on lines of credit in the amounts of $5,000,000 and $314,000 with a weighted average interest rate of 2.99%.

2-10

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to Consolidated Financial Statements — (Continued)

(Tabular dollar amounts expressed in thousands of United States Dollars)

Years ended December 31, 2001, 2000 and 1999

6.   Bank Term Loans

	December 31,	December 31,
	2001	2000

Term loan, unsecured, of $25 million bearing interest at 7.21% and $10 million bearing interest at 7.10%, due in minimum annual instalments of $5 million ($1.75 million towards principal, $3.25 million towards a sinking fund), with the final payment occurring in 2004	$31,500	$33,250
Term loan, unsecured, of CAD10 million bearing interest at 7.195%, due in monthly instalments of interest only, with the full amount of the principal due in 2004	6,278	6,669
Term loan, unsecured, of CAD5 million bearing interest at 6.355%, due in monthly instalments of interest only, with the full amount of the principal due in 2004	3,139	—
Term loan, unsecured, of $5 million bearing interest at 7.81%, due in minimum annual instalments of $250,000, with final payment occurring in 2005	4,750	5,000
Term loan, unsecured, of $5 million bearing interest at 7.91%, due in minimum annual instalments of $250,000, with final payment occurring in 2005	4,750	5,000
Term loan, unsecured, of $5 million bearing interest at 7.91%, due in minimum annual instalments of $714,300 ($250,000 towards principal, $464,300 towards a sinking fund), with the final payment occurring in 2005	4,750	5,000
Term loan, unsecured, of $5 million bearing interest at 7.35%, due in minimum annual instalments of $714,300 ($250,000 towards principal, $464,300 towards a sinking fund), with the final payment occurring in 2006	4,750	5,000
Term loan, unsecured, of $5 million bearing interest at 7.0%, due in minimum annual instalments of $714,300 ($250,000 towards principal, $464,300 towards a sinking fund), with the final payment occurring in 2006	4,750	—
Term loan of AUD2.7 million, secured by deeds of trust on specific property, with AUD1.7 million bearing interest at 6.5% and AUD1 million bearing interest at the Australian prime rate, due in quarterly instalments of AUD75,000, including interest, with final payment occurring in 2010	1,062	1,321
Term loan of NLG 10 million, secured by deeds of trust on specific property, bearing interest at the Amsterdam Interbank Offered Rate plus 7/8%, due in quarterly instalments of NLG 125,000 including interest, with the final payment occurring in 2013	3,486	3,890

	69,215	65,130
Current portion	7,998	7,309

	$61,217	$57,821

Funds committed for debt payment	7,893	3,250

	$53,324	$54,571

2-11

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to Consolidated Financial Statements — (Continued)

(Tabular dollar amounts expressed in thousands of United States Dollars)

Years ended December 31, 2001, 2000 and 1999

6.   Bank Term Loans — (Continued)

      As at December 31, 2001, principal repayments including sinking fund requirements are as follows for the next five years:

2002	$7,998
2003	7,999
2004	33,916
2005	12,391
2006	4,141
Thereafter	2,770

$69,215

7.   Share Capital

(a) Authorized

      Unlimited number of common shares, without par value.

      Unlimited number of senior preferred shares, without par value, issuable in series.
      Unlimited number of junior preferred shares, without par value, issuable in series.

(b) Issued

Issued and outstanding, December 31, 1998	16,548,666
Number of common shares issued during the year ended December 31, 1999:
For cash, pursuant to stock options exercised	34,598
Employee share compensation (note 7(e))	50,000
Pursuant to acquisition of goodwill (note 7(f))	100,000

Issued and outstanding, December 31, 1999	16,733,264
Number of common shares issued during the year ended December 31, 2000:
For cash, pursuant to stock options exercised	15,299

Issued and outstanding, December 31, 2000	16,748,563
Number of common shares issued during the year ended December 31, 2001:
For cash, pursuant to stock options exercised	18,667

Issued and outstanding December 31, 2001	16,767,230

2-12

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to Consolidated Financial Statements — (Continued)

(Tabular dollar amounts expressed in thousands of United States Dollars)

Years ended December 31, 2001, 2000 and 1999

7.   Share Capital — (Continued)

(c) Options

      The Company has a stock option plan that provides for the award of stock options to selected employees, directors and officers of the Company and to other persons approved by the Board of Directors. At December 31, 2001, there were 1,004,917 (2000 — 1,162,667) shares authorized for grants of options under the stock option plan. Stock option activity for 2000 and 2001 is presented below:

	Number of Options	Weighted Average
	Outstanding	Exercise Price

Outstanding, December 31, 1998	207,000	$4.67
Granted	27,000	31.23
Cancelled	(4,166)	0.10
Exercised	(34,598)	0.10

Outstanding, December 31, 1999	195,236	9.20
Granted	78,000	26.66
Cancelled	(16,301)	5.00
Exercised	(15,299)	0.10

Outstanding, December 31, 2000	241,636	15.70

Granted	157,750	23.44
Cancelled	(4,000)	24.60
Exercised	(18,667)	0.10

Outstanding, December 31, 2001	376,719	$19.62

Exercisable, December 31, 2001	201,469	$15.52

      The options outstanding at December 31, 2001 expire on dates ranging to December 6, 2011.

      The following is a summary of stock options outstanding and exercisable at December 31, 2001.

		Options Outstanding		Options exercisable

		Weighted	Weighted		Weighted
		average	average		average
	Number	remaining	exercise	Number	exercise
Range of exercise prices	Outstanding	life (years)	price	exercisable	price

$0.10	84,969	2.58	$0.10	84,969	$0.10
$26.12 — $38.625	291,750	7.93	$25.30	116,500	$26.77

	376,719			201,469

      With respect to the options granted in 2000 and 2001, the current market price did not exceed the exercise price at the grant date, therefore, no compensation expense has been recorded.

(d) Warrants

	2001	2000

Warrants outstanding (note 7(f))	—	400,000

      The warrants expired April 1, 2001.

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RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to Consolidated Financial Statements — (Continued)

(Tabular dollar amounts expressed in thousands of United States Dollars)

Years ended December 31, 2001, 2000 and 1999

7.   Share Capital — (Continued)

(e) Employee share compensation

      During 1999, the Company issued 50,000 common shares to an employee. The transaction was recorded at the market value of the common shares on the issuance date of $26.88 per share. Compensation expense of $1,344,000 was recorded for this issuance.

(f) Acquisition of goodwill

      During 1999, the Company acquired non-identifiable intangible assets related to an auction business through the payment of $25 million cash and the issuance of 100,000 common shares and 400,000 warrants to acquire common shares of the Company. The warrants expired on April 1, 2001. The shares were valued using the market price of $30.55 per share and the warrants were valued at $4,332,000 using an option pricing model.

8.   Segmented Information

      The Company’s principal business activities include the sale of consignment and self-owned equipment at auctions. This business represents a single operating segment.

      Summarized information on the Company’s activities generated by geographic segment are as follows:

	United States	Canada	Other	Combined

Year ended December 31, 2001:
Auction revenues	$76,272	$18,485	$22,234	$116,991
Capital assets and goodwill	124,433	42,939	28,744	196,116
Year ended December 31, 2000:
Auction revenues	66,425	18,517	21,183	106,125
Capital assets and goodwill	109,376	30,005	31,356	170,737
Year ended December 31, 1999:
Auction revenues	64,766	17,110	22,748	104,624
Capital assets and goodwill	94,662	17,463	30,101	142,226

9.   Income Taxes

      Income tax expense differs from that determined by applying the United States statutory tax rates to the Company’s results of operations as follows:

	2001	2000	1999

Statutory federal tax rate in the United States	35%	35%	35%

Expected income tax expense	$10,473	$8,876	$11,806
Differences:
State taxes in the United States	1,197	1,014	1,349
Income taxed in foreign jurisdictions	(3,839)	(2,052)	(1,289)
Withholding taxes on intercompany dividend	2,000	—	—
Other	37	317	(414)

Actual income tax expense	$9,868	$8,155	$11,452

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RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to Consolidated Financial Statements — (Continued)

(Tabular dollar amounts expressed in thousands of United States Dollars)

Years ended December 31, 2001, 2000 and 1999

9.   Income Taxes — (Continued)

      Future income tax assets and liabilities are as follows:

	2001	2000

Future income tax assets:
Capital assets	$777	$810
Tax deductible benefit of options granted	471	579
Tax deductible financing costs incurred in the course of the Company’s initial public offering in March 1998	435	880
Unused tax losses, expiring on December 31, 2004 to 2007	1,613	1,327

Total future income tax assets	3,296	3,596
Valuation allowance	(761)	(458)

Net future income tax assets	2,535	3,138
Future income tax liabilities arising from temporary differences between the tax basis of net assets and their carrying value:
Capital assets	(1,350)	(1,021)
Goodwill	(592)	(376)

Total future income tax liabilities	(1,942)	(1,397)

	$593	$1,741

10. United States Generally Accepted Accounting Principles

      The consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada which differ, in certain respects, from accounting practices generally accepted in the United States and from requirements promulgated by the Securities and Exchange Commission. However, for the years ended December 31, 2001, 2000, and 1999, net income in accordance with Canadian GAAP equals net income in accordance with United States GAAP.

      Consolidated statements of comprehensive net income:

	2001	2000	1999

Net income in accordance with Canadian and United States GAAP	$20,054	$17,205	$22,280
Other comprehensive loss (note 10(a)):
Foreign currency translation adjustment	(2,887)	(2,838)	(791)

Comprehensive income in accordance with United States GAAP	$17,167	$14,367	$21,489

(a)	Other comprehensive loss

      Comprehensive loss includes the change in equity or net assets of the Company during the period from non-owner sources, including foreign exchange adjustments, and reflected as a separate component of shareholders’ equity.

2-15

EXHIBIT NO. 3

Consent of KPMG LLP, Chartered Accountants

To the Board of Directors

Ritchie Bros. Auctioneers Incorporated

Dear Sirs

We consent to the use of our report dated February 15, 2002, included in this annual report on Form 40-F.

We also consent to the incorporation by reference of such report in the Registration Statements (No. 333-65533 and No. 333-71577) on Form S-8 of Ritchie Bros. Auctioneers Incorporated.

/s/ KPMG LLP

KPMG LLP
Chartered Accountants

Vancouver, Canada

February 15, 2002

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